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                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration File No.: 333-63020



                              ARMOR HOLDINGS, INC.
                            SUPPLEMENT TO PROSPECTUS
                              DATED AUGUST 10, 2001

         On August 23, 2001, an aggregate of 1,009,422 shares of Common Stock covered by this Prospectus were sold on behalf of the Selling Stockholder at the then prevailing market price of $14.25 per share.

         This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used, but not otherwise defined, in this Prospectus Supplement have the meaning assigned to such terms in the Prospectus.

           The date of this Prospectus Supplement is August 23, 2001.